Meridian Gold Inc. 9670 Gateway Drive Suite 200 Reno, Nevada 89521-8953 (775) 850-3777 (775) 850-3733 Fax
November 18, 2005
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-0405

Re:	Meridian Gold Inc. (the “Company”) Form 40-F for the year ended December 31, 2004 File March 28, 2005 Response Letter Dated May 25, 2005 File No. 1-12003
     We received your letter dated November 3, 2005 concerning your comments on our annual report on Form 40-F for the year ended December 31, 2004. We have prepared the following responses to your comments. The Staff’s comments are shown in bold.
40-F for the Fiscal Year Ended December 31, 2004
Narrative Description of the Business
Esquel, page 20
1.	We have read your response to prior comment two and believe that you have not fully complied with our request to provide us with your impairment analysis on the Esquel project. Please submit documents showing your impairment tests and related results on this project for all periods presented. Additionally, please expand your disclosure to explain in detail the factors considered and the assumptions made by management in its evaluation of asset impairment for this project. Additionally please explain to us what you mean when you indicate that the fair value is nominal. Please provide any proposed disclosure.
     As discussed in our earlier responses the company continually reviews the economic and social impacts of the project on a regular basis and updates it’s valuation of the project and updates the Board of Directors accordingly. We have focused our response for the December 31, 2003 and 2004 financial statements.

     We would propose including the following disclosure in our MD&A in our 40F for 2005 under the section Impairment of Assets (on page 22 of the 2004 Annual Report) after updating the data for 2005:
     We filed, as required by 43-101, our Technical Report dated March 31, 2003 for the Esquel project on May 5, 2003 on sedar.com. The Technical Report contains many assumptions used in the economic model for the project. As we evaluated the Esquel project for impairment as of December 31, 2003 and 2004 we updated certain assumptions to reflect current information.
•	The impairment analysis assumed an open-pit and underground mine instead of the all open-pit mine.

•	We assumed current metal price as of each year end. As at December 31, 2004 the gold price was $436 and the silver price was $6.77. Additionally, we preformed sensitivity analysis reflecting the effect of using lower metal prices, e.g. the three year average prices and a scenario with pricing at $300 per ounce.

•	We assumed production grades to be less than the grades reported in our mineral reserve and resource tables presented in the annual report, 40-F and technical report. This was done in an effort to find a conservative cut-off grade appropriate for the mine. We performed sensitivity analysis of grades rising and falling between 1-5%.

•	We assumed gold recoveries of 85% and silver recoveries of 71%. We performed sensitivity analysis using variations from 1-3%.

•	We assumed contained gold of 3.4 million ounces and gold production after recoveries of 2.9 million ounces. This reflects all known reserves and resources and a change in the economic cut off of the mine block model from $325 gold and $5 silver price per ounce to $350 gold and $6 silver. We have not included existing mineral deposits where drilling has occurred but not in a sufficient quantity to classify as a resource nor the potential discovery of new deposits.

•	We assumed a cost per tonne of $25. Our models are based on third party consultants’ studies plus contingencies and are within 3% of the amounts reported in the Technical Report.

•	We assumed life of mine capital for equipment, mine development and processing plant of $187 million for 2003 and 2004. Capital forecasts are based on independent consultant studies and contain contingencies up to 30% for specific capital items.

•	We assumed reclamation expenditures at December 31, 2003 and 2004 were $25 million and $35 million respectively.
     Our economic models showed positive undiscounted cash flow for the project greater than the carrying value of the project. The main issue surrounding a possible impairment of the Esquel property is whether we will be able to obtain the permits. We believe we will ultimately obtain the permits to operate the mine. We regularly, review the status of our project in Argentina with our local employees and consultants and incorporate current factors into our impairment analysis. We advised our Board of Directors concerning the project and they concurred with our assessment.
     Our disclosure will be subject to our cautionary statement in our 2005 Annual Report and our Risk Factors on in our 2005 40-F.
     In reference to “nominal”, if impairment is required for the Esquel project we expect the fair value to be 10% or less of the carrying value; however, as of today we have not assessed the fair value. We will determine the fair market value of the project if the asset is deemed to be impaired and will use a third party to assist in the valuation.
     If you should have any additional question after reviewing our responses please contact us.
     Sincerely,
     /s/ Peter C. Dougherty
Peter C. Dougherty
Vice President, Finance and Chief Financial Officer
Meridian Gold Inc.